August 16, 2024

VIA EDGAR Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
Attn:	Deborah L. O’Neal
Jeff Long

RE:	The Gabelli Global Small and Mid Cap Value Trust
(File Nos.: 333-280666; 811-22884)

Dear Ms. O’Neal and Mr. Long:

Thank you for your oral comments regarding your review of the registration statement on Form N-2 filed on July 3, 2024 (the “Registration Statement”) by The Gabelli Global Small and Mid Cap Value Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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Division of Investment Management
U.S. Securities and Exchange Commission
August 16, 2024

Disclosure Comments

1.	Under the heading “Prospectus Summary—Dividends and Distributions—Common Share Distributions” please disclose the portion of the Fund’s common share distributions for 2023 that were return of capital.

The Fund has added the requested disclosure.

2.	Please provide a copy of the validity opinion in advance of the requested effectiveness date of the registration statement.

The Fund has provided the validity opinion as requested.

Accounting Comments

6.	Include hyperlinks to information incorporated by reference.

The Fund has included the requested hyperlinks.

7.	The N-CSR for the fiscal year ended December 31, 2023 did not include an auditors consent. Amend the N-CSR to include an auditors consent.

The auditors consent was inadvertently omitted from the Fund’s N-CSR for the fiscal year ended December 31, 2023. An amended N-CSR was filed on August 1, 2024 in order to file the auditors consent.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Best regards,

/s/ Kevin T. Hardy
Kevin T. Hardy